Brian T. London

Associate

+1.215.963.5886

brian.london@morganlewis.com

April 20, 2021

FILED AS EDGAR CORRESPONDENCE

Raymond Be, Esq.

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	The Advisors’ Inner Circle Fund III 485(a) Filing (File Nos. 333-192858 and 811-22920)

Dear Mr. Be:

On behalf of our client, The Advisors’ Inner Circle Fund III (the “Trust”), this letter responds to the comments you provided on behalf of the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) via telephone, regarding the Trust’s post-effective amendment no. 280, under the Securities Act of 1933, as amended (the “1933 Act”), and amendment no. 284, under the Investment Company Act of 1940, as amended (the “1940 Act”), to its registration statement filed with the SEC pursuant to Rule 485(a) under the 1933 Act (the “Amendment”) with respect to the ARGA Emerging Markets Value Fund and ARGA International Value Fund (each a “Fund” and together, the “Funds”). Below, we have briefly summarized your comments and questions, followed by our responses. Where indicated, certain of the responses are based on information provided by ARGA Investment Management, LP (the “Adviser”) for the specific purpose of responding to the Staff’s comments. Capitalized terms not defined herein should be given the meaning provided in the Amendment.

Comments on the Prospectus

Both Funds

1.	Comment. If, as a result of a Fund’s investments in exchange-traded funds, acquired fund fees and expenses (“AFFE”) will be greater than 0.01% of the Fund’s average daily net assets during its initial fiscal period, please include AFFE as a separate line item in the Fund’s Fee Table.

Morgan, Lewis & Bockius llp

1701 Market Street
Philadelphia, PA 19103-2921	+1.215.963.5000
United States	+1.215.963.5001

Raymond Be, Esq.

April 20, 2021

Response. Each Fund’s AFFE is expected to be less than 0.01% of the Fund’s average net assets during its initial fiscal period and, accordingly, the amount of AFFE has been included in the “Other Expenses” line of the Fund’s Fee Table as permitted by Form N-1A.

2.	Comment. Please reconcile the disclosure in each Fund’s “Principal Investment Strategies” section that the Fund may, from time to time, focus its investments in a particular sector, with each Fund’s fundamental policy disclosed in the SAI that the Fund may not concentrate investments in a particular industry or group of industries.

Response. The term “sector” generally refers to a broad segment of the securities market that may contain a number of industries. Accordingly, even though a Fund may not concentrate in a particular industry, it may, from time to time, focus its investments in a sector that includes a number of industries, none of which will individually comprise more than 25% of the Fund’s assets. Accordingly, the Trust respectfully does not believe that any changes are required in response to this comment.

3.	Comment. Please also identify any sectors in which the Fund will focus and add appropriate disclosure to the “Principal Investment Strategies” and “Principal Risks” sections. Alternatively, please confirm supplementally that the Adviser does not currently expect a Fund to focus its investments in a particular sector.

Response. The Adviser confirms that it does not currently expect a Fund to focus its investments in a particular sector.

4.	Comment. Please explain supplementally how the Adviser plans to utilize its “value style” of investing specifically with respect to each Fund’s investments in ETFs.

Response. The Adviser will generally purchase ETFs on behalf of the Funds for the purpose of managing liquidity. The Adviser will utilize ETFs only if there is excess cash in the Funds that will take time to get invested in individual stocks while adhering to price limits, and/or when there are likely to be redemptions and settlement times in overseas markets for individual stocks that may be of longer duration, or in cases where certain markets where the Adviser wishes to invest have yet to be opened by the Funds’ custodian for investment. The Adviser notes that there is only a limited range of “value style” ETFs available for purchase, and therefore anticipates that not all ETFs utilized for the Funds will likely be “value style” ETFs.

5.	Comment. In each Fund’s “Principal Investment Strategies” section, please update the disclosure regarding the Adviser’s dividend discount model to discuss in plain English how the model is used to estimate the intrinsic value of a potential investment for the Fund.

Response. The requested change has been made.

6.	Comment. In each Fund’s “Principal Risks” section, please add language to the Fund’s “Liquidity Risk” disclosure relating specifically to the liquidity risks of the Fund’s investments in emerging market countries.

Raymond Be, Esq.

April 20, 2021

Response. The requested change has been made.

7.	Comment. In the “More Information About Risk” section, please consider updating the Funds’ “Emerging Markets Risk” disclosure to discuss the risks associated with specific emerging market countries in which the Funds may invest, for purposes of addressing the guidance provided by ADI 2020-11.

Response. The Trust acknowledges ADI 2020-11 and believes that the Funds’ current disclosure is consistent with the concepts expressed by the SEC staff therein. Accordingly, the Trust respectfully declines to make the requested change.

ARGA Emerging Markets Value Fund

8.	Comment. In the Fund’s “Principal Investment Strategies” section:

a.	Please discuss the criteria used by the Adviser to determine which instruments have “economic characteristics similar to” the securities of emerging market companies for purposes of the Fund’s 80% investment policy.

Response. The requested change has been made.

b.	Please discuss the criteria used by the Adviser to determine which countries have “similar characteristics” to those classified as emerging market countries by MSCI.

Response. The requested change has been made.

c.	Please discuss in greater detail the circumstances in which the Fund will utilize private placements and participation notes as part of its principal investment strategies.

Response. The requested change has been made.

9.	Comment. In the Fund’s “New Fund Risk” paragraph, it is unclear whether the strategy to be employed by the Adviser with respect to the Fund is a new investment strategy for the Adviser. Please confirm supplementally whether the Adviser manages or previously managed other investment vehicles pursuant to the same investment strategy it intends to utilize with respect to the Fund and if applicable, consider adding related risk disclosure.

Response. The Adviser intends to manage the Fund pursuant to its emerging markets strategy that it has utilized with respect to other investment vehicles since 2013. Accordingly, the strategy to be employed by the Adviser with respect to the Fund is not a new investment strategy for the Adviser, and the Adviser does not believe that any risk related to the Adviser’s experience with this strategy is a principal risk of investing in the Fund. For these reasons, no changes have been made in response to this comment.

* * * * * * * * * * * *

Raymond Be, Esq.

April 20, 2021

If you have any questions, need any additional information or would like any clarification, please contact me at (215) 963-5886.

Very truly yours,

/s/ Brian T. London

Brian T. London